SCHEDULE A

TO THE JPMORGAN TRUST IV DECLARATION OF TRUST

SERIES AND CLASSES

As of November 20, 2025

Series	Classes
JPMorgan Equity Premium Income Fund	A, C, I, R5, R6

JPMorgan Emerging Markets Research Enhanced Equity Fund	I, R6

JPMorgan Hedged Equity 2 Fund	A, C, I, R5, R6

JPMorgan Hedged Equity 3 Fund	A, C, I, R5, R6

JPMorgan Institutional Tax Free Money Market Fund	Capital, Institutional, Agency, IM

JPMorgan OnChain Liquidity-Token Money Market Fund	Token

JPMorgan Preferred and Income Securities Fund[1]	A, C, I, R6

JPMorgan Securities Lending Money Market Fund	Agency SL Class

JPMorgan SmartRetirement 2065 Fund	A, C, I, R2, R3, R4, R5, R6

JPMorgan SmartRetirement 2070 Fund	A, C, I, R2, R3, R4, R5, R6

JPMorgan SmartRetirement Blend 2065 Fund	I, R2, R3, R4, R5, R6

JPMorgan SmartRetirement Blend 2070 Fund	I, R2, R3, R4, R5, R6

JPMorgan Ultra-Short Municipal Fund	A, I

[1]	To be liquidated and reorganized under the JPMorgan Preferred and Income Securities ETF on or around 2nd quarter 2026.